SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 16)*

                            ISCO International, Inc.
                                (Name of Issuer)

                          Common Stock, par value $.001
                         (Title of Class of Securities)

                                    46426P103
                                 (CUSIP Number)

                            Stephen M. Schultz, Esq.
               Kleinberg, Kaplan, Wolff & Cohen, P.C.,
                   551 Fifth Avenue, New York, New York 10176
                               Tel: (212) 986-6000
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                September 5, 2003
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Elliott Associates, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  25,906,338

8        SHARED VOTING POWER
                  0

9.       SOLE DISPOSITIVE POWER
                  25,906,338

10.      SHARED DISPOSITIVE POWER
                  0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  25,906,338

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  16.9%

14.      TYPE OF REPORTING PERSON*
                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Elliott International, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)     [  ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8.       SHARED VOTING POWER
                  22,116,089

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  22,116,089

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  22,116,089

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  14.4%

14.      TYPE OF REPORTING PERSON*
                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Elliott International Capital Advisors, Inc.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  00

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8.       SHARED VOTING POWER
                  22,116,089

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  22,116,089

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  22,116,089

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  14.4%

14.      TYPE OF REPORTING PERSON*
                  CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This statement is filed pursuant to Rule 13d-2(a) with respect to the shares of common stock, $.001 par value (the "Common Stock") of ISCO International, Inc. (the "Issuer") beneficially owned by Elliott Associates, L.P. and its wholly-owned subsidiaries (collectively, "Elliott"), Elliott International, L.P. ("Elliott International") and Elliott International Capital Advisors, Inc. ("EICA")(collectively, the "Reporting Persons") as of September 10, 2003 and amends and supplements the Schedule 13D dated April 7, 1999, as previously amended (the "Schedule 13D"). Except as set forth herein, the
Schedule 13D, as previously amended, is unmodified.

ITEM 3.  Source and Amount of Funds or Other Consideration

     The source and amount of funds used by Elliott in making its purchases of the shares of Common Stock beneficially owned by it are set forth below:

SOURCE OF FUNDS                                      AMOUNT OF FUNDS
Working Capital                                      $7,104,056

     The source and amount of funds used by Elliott International in making its purchases of the shares of Common Stock beneficially owned by it are set forth below:

SOURCE OF FUNDS                                      AMOUNT OF FUNDS
Working Capital                                      $12,290,445

ITEM 5.  Interest in Securities of the Issuer.

     (a) Elliott beneficially owns an aggregate of 25,906,338 shares of Common Stock, constituting 16.9% of all of the outstanding shares of Common Stock.

     Together, Elliott International and EICA beneficially own an aggregate of 22,116,089 shares of Common Stock, constituting 14.4% of all of the outstanding shares of Common Stock.

     Elliott, Elliott International and EICA's aggregate beneficial ownership of
Common  Stock  equals  48,022,427  shares,   comprising  31.3%  of  all  of  the
outstanding shares of Common Stock.

     (b) Elliott has the power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by it.

     Elliott International has the shared power with EICA to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned by Elliott International. Information regarding each of Elliott International and EICA is set forth in Item 2 of this Schedule 13D and is expressly incorporated herein by reference herein.

     (c) The following transactions were effected by Elliott during the past sixty (60) days:

                                        Approx. Price per
                       Amount of Shs.   Share (excl. of
Date     Security      Bought (Sold)    commissions)

08/22/03  Common          (3,500)           $0.30
08/26/03  Common        (387,000)           $0.25
08/29/03  Common          (6,000)           $0.25
09/03/03  Common         (15,000)           $0.25
09/04/03  Common        (185,850)           $0.25
09/05/03  Common        (304,750)           $0.25
09/08/03  Common        (196,000)           $0.25
09/09/03  Common         (67,800)           $0.25
09/10/03  Common      (1,347,600)           $0.25


     The following transactions were effected by Elliott International during the past sixty (60) days:

                                         Approx. Price per
                        Amount of Shs.   Share (excl. of
Date     Security       Bought (Sold)    commissions)

08/26/03  Common         (473,000)          $0.25
08/29/03  Common           (8,100)          $0.25
09/04/03  Common         (185,850)          $0.25
09/05/03  Common         (304,750)          $0.25
09/08/03  Common         (294,000)          $0.25
09/10/03  Common       (1,700,000)          $0.25


     All of the above transactions were effected on the American Stock Exchange.

     No other transactions with respect to the Common Stock that are required to be reported and have not been previously reported on Schedule 13D were effected by any of the Reporting Persons during the past sixty (60) days.

     (d) No person other than Elliott has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott.

     No person other than Elliott International and EICA has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott International and EICA.

         (e)      Not applicable.

                                   SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated: September 12, 2003

         ELLIOTT ASSOCIATES, L.P.


         By:  /s/ Paul E. Singer
              ---------------------
               Paul E. Singer
               General Partner


         ELLIOTT INTERNATIONAL, L.P.
         By:      Elliott International Capital Advisors Inc.,
                           as Attorney-in-Fact


                            By:  /s/ Paul E. Singer
                                 ---------------------
                                  Paul E. Singer
                                  President


         ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.


          By:  /s/ Paul E. Singer
               ---------------------
                Paul E. Singer
                President